THOMAS WILLIAM KONOWALCHUK, M.D., J.D.

CURRENT PROFESSIONAL MEDICAL WORK EXPERIENCE

2016-date   Independent contractor for Signify Health, Inc. performing in home and virtual health assessments on various platforms such as Zoom, Facetime, Doxy.me, Skype and Signify Health Video.

PROFESSIONAL MEDICAL EXPERIENCE

2011-2019   Independent contractor for Mobile Medical Examination Services, Inc. performing in home patient health assessments.

1996-date   Founder of several medical research companies developing new antiviral drugs, cancer treatments and devices. Performed the role of chief virologist and molecular chemist supervising medical research, development and animal protocols. Activities included isolating, characterizing and determining the molecular biology of the new antiviral drugs.

1996-date   Private medical consultant that provides patients with second opinions, explanations of past treatment and future optimum medical therapy.

1987-1995   Urological solo practice Lincoln County, Oregon. Frequently assisted with C-sections and a variety of general surgical cases including laproscopic procedures and trauma.

1993-1994   Director and teacher of courses in LASER prostatectomy to urologists in Washington, Idaho and Montana.

1981-1987   Consultant in the Department of Internal Medicine, Division of Critical Care and Emergency Services, Reddy Memorial Hospital, Montreal, Quebec. Acted as the in-house covering internist in a 350-bed acute care hospital with an eight-bed intensive care unit.

NON-MEDICAL PROFESSIONAL EXPERIENCE

2012-2019 Science Consultant for Topical Remedy, LLC.

2004-2006   Business and Information Technology Consultant for Naanovo
            Energy USA, Inc.

2001-date   Solo medical malpractice litigator: trial consultant for several firms
            in high-end medical malpractice cases as well as evaluating
            potential medical malpractice cases.

1999-2001   Partner in Bridge Law Firm, LLC: general law practice with special
            expertise in trust and estates and business law.

1992-1999   Founder of STAT Software, Inc.: designed medical office software,
            software engineering and software support.

EDUCATION

1999   Doctor of Jurisprudence (J.D.), University of Oregon, Eugene,
            Oregon.

1990   Master of Science, McGill University, Montreal, Quebec, Canada:
            production of monoclonal antibodies to cancer and development of
            chemotherapy assays for human bladder cancer.

1979-86   McGill University, Montreal, Quebec, Canada
            • Internship (Straight General Surgery): urology, thoracic surgery
            and general surgery rotations.
            • R2 General Surgery: pediatric surgery, general surgery and ICU
            rotations.
            • R3 Chief Resident surgical ICU
            • R4 Urology 1
            • R4 Urology, cancer research at McGill Cancer Institute.
            • R4 Urology 2 and 3 (finishing June 1986).

1975-1979   University of Ottawa Medical School, Medical Degree, Ottawa,
            Ontario, Canada.

1971-1975   University of Ottawa B.Sc. major in physics, Ottawa, Ontario,
            Canada.

PROFESSIONAL MEDICAL CREDENTIALS

1989   American Board of Urology Certification

1989   Fellow Royal College of Physicians & Surgeons of Canada

1987   Quebec Specialist Certificate Urology

1987   Urology Certification by the Royal College of Physicians & Surgeons of Canada

1987-date   Licensed to practice medicine in Oregon

1981-1987 Licensed to practice medicine in the Province of Quebec

1980   Diplomate of the National Board of Medical Examiners

MEMBERSHIPS

Member of the Oregon State Bar
Member of American Urological Association
Member of Western Section, American Urological Association
Member of Oregon Urological Association

PUBLICATIONS

1) Augenstein, J. S., Civetta, J. M., Andrews, G. F., Lustig, I., and Konowalchuk, T. W., "Clinical Experience With A Distributed Intelligence Intensive Care Data Management System." <u>Computers In Cardiology</u>, Sept., 1979.

2) Konowalchuk, T. W., and Taguchi, Y., "A Model System For Transplantation Using Human Fetal Kidney." Presented at the Canadian Urological Association, June 1983.

3) Ackman, D., Astle, T. B., and Konowalchuk, T. W., "Integrated Urology Practice Using A Microprocessor In A Communication Network." Presented at the Northeastern Section of The American Urological Association, Sept. 1983.

4) Konowalchuk, T. W., Mackillop, W. J., Steele, P. G., Ward, G., and Bizarre, J. P., "Cellular Heterogeneity In Human Transitional Cell Carcinoma Of The Bladder." Presented at the Quebec Association of Urologists, Nov. 1983.

5) Konowalchuk, T. W., Elhilali, M., and Mackillop, W. J., "In Vitro Drug Sensitivity Studies In Human Transitional Cell Carcinoma Of The Bladder." <u>Cancer Letters</u>, 35:181, 1987.

6) Dotsikas, G., Konowalchuk, T. W., Major, P. P., Kovac, P. E., Ward, G. K., Stewart, S. S., Price, G. B., Elhilali, M. M., Mackillop, W. J., "Cellular

Heterogeneity In Normal And Neoplastic Human Urothelium: A Study Using Murine Monoclonal Antibodies." <u>Br J Cancer</u>. 56(4):439-44, Oct, 1987.g

7) Konowalchuk, T. W., Kelley, D. W., and Bunker, B., "VLAP (Visual Laser Ablation of the Prostate): A Preliminary Report On A New Procedure." Presented at the Western Section AUA, Nov., 1993.

8) <u>Urology Panel Opinions on Laser Prostatectomy.</u> Book by Cytocare, May 1994.

9)　　Kabalin, J. N., Gill, H. S., Leach G. E., Bowers, G. W., Nill, T., and Konowalchuk, T. W., "Prospective Multicenter ProLase II Clinical Trial of Neodynium:YAG Laser Prostatectomy." <u>Urology</u> 50(1):63-5, July, 1997.

10)　　Barnard, D. L., David M. Belnap, D. M., Azadi, P., Heiss, C., Snyder, D. S., Bock, S. C., and Konowalchuk, T. W. "Examining the interactions of Galahad™ compound with viruses to develop a novel inactivated influenza A virus vaccine." <u>Heliyon</u> 8 (2022) e09887.

PATENTS

1) Virucidal Compositions:

- USA patents: 7399790B2, 7268163B2, 7045548B2, 7902258, 7981933B2, 8853272B2 and 8901172B2;

- foreign patents: Australia AU2002251933B2, Casablanca 27326, China 2L02809063.2, Eurasia 200300843, Europe 02720972.5, Iceland 2860, Israel 157596, Mexico 265884, New Zealand 527931, Norway (11) 333867, Philippines 30789, Singapore 200304677-8 and Tanger 2500.

2) A High Molecular Weight Polysaccharide That Binds and Inhibits Virus:

- USA patent 8629121B2, 9707263B2 and 10232007B2;

- European patent 2391371 issued in UK, Ireland, France, Germany and Switzerland;

- and foreign patents: Canada 2,787,429, Australia 2010208429, Hong Kong 1164727.